                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 4)*

                                RFP Express Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74956R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th St., 20th
                    Floor, Cleveland, OH 44114, 216-736-7215
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 15, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D
CUSIP NO. 74956R109                                          PAGE 2 OF 10 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           NextGen Fund II, L.L.C.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                                        ----
                                                                    (b) [ X ]
                                                                        ----
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [    ]
                                                                         ----
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           VIRGINIA
--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                 ---------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                         23,192,770
               PERSON                    ---------------------------------------
                WITH                      9     SOLE DISPOSITIVE POWER

                                         ---------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                23,192,770
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           23,192,770
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [   ]
                                                                        -----
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           61.0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 74956R109                                           PAGE 3 OF 10 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           NextGen SBS Fund II, L.L.C.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                                        ----
                                                                    (b) [ X ]
                                                                        ----
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [   ]
                                                                        -----
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           VIRGINIA
--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                 ---------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                         15,461,840
               PERSON                    ---------------------------------------
                WITH                      9     SOLE DISPOSITIVE POWER

                                         ---------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                15,461,840
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,461,840
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [   ]
                                                                        -----
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           51.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 74956R109                                          PAGE 4 OF 10 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           ZIMRI C. PUTNEY
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [   ]
                                                                         -----
                                                                     (b) [ X ]
                                                                         -----
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
                                                                         -----
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

           UNITED STATES OF AMERICA
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                        400,000
              OWNED BY                   ---------------------------------------
                EACH                      8     SHARED VOTING POWER
              REPORTING
               PERSON                           38,654,610
                WITH                    ---------------------------------------
                                          9     SOLE DISPOSITIVE POWER

                                                400,000
                                         ---------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                38,654,610
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           39,054,610
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [   ]
                                                                         -----
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           72.5%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 74956R109                                          PAGE 5 OF 10 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           MICHAEL W. WYNNE
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                                       -----
                                                                   (b) [ X ]
                                                                       -----
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                       [   ]
                                                                       -----
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
           UNITED STATES OF AMERICA
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                           2,300,000
            BENEFICIALLY                 ---------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                  ---------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH                            2,300,000
                                         ---------------------------------------
                                         10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,300,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                   [   ]
                                                                     -----
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

CUSIP NO. 74956R109

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is filed on behalf of NextGen Fund II, L.L.C., a Virginia limited liability company ("NextGen"), NextGen SBS Fund II, L.L.C., a Virginia limited liability company ("NextGen SBS"), Zimri C. Putney, an individual, and Michael W. Wynne, an individual, for the purpose of reporting the following: (i) acquisitions by NextGen and NextGen SBS of Series C Preferred Stock of RFP Express Inc., a Delaware corporation previously known as The IXATA Group, Inc. ("RFP Express"), which is convertible into shares of RFP Express' common stock at any time at the option of the holder thereof, and warrants to purchase Series C Preferred Stock and; (ii) acquisition by Mr. Wynne of shares of RFP Express' common stock pursuant to the vesting of a restricted stock award.

     This Amendment No. 4 amends Schedule 13D, dated October 13, 2000, Amendment No. 1 to Schedule 13D, dated December 5, 2000, Amendment No. 2 to Schedule 13D, dated January 3, 2001, and Amendment No. 3 to Schedule 13D, dated March 9, 2001, of NextGen, NextGen SBS, Mr. Putney and Mr. Wynne.

 Item 1. Security and Issuer.
         -------------------

     Item 1 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     This Amendment 4 relates to: (i) shares of common stock, par value $0.001 per share (the "Common Stock"), of RFP Express, which has its principal executive offices at 8989 Rio San Diego Drive, Suite 160, San Diego, California 92108; (ii) shares of Series C Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), which is convertible into shares of RFP Express' Common Stock, at any time at the option of the holder thereof; and (iii) warrants to purchase Series C Preferred Stock (the "Series C Warrants").

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     On June 15, 2001, NextGen purchased 300,000 shares of Series C Preferred Stock, which shares are presently convertible into 3,000,000 shares of Common Stock (subject to anti-dilution adjustment in the event of subsequent issuances of stock by RFP Express at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The shares of Series C Preferred Stock were acquired with working capital of NextGen for $300,000. NextGen was also granted Series C Warrants to purchase 300,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on June 15, 2006. On August 8, 2001, NextGen purchased an additional 54,000 shares of Series C Preferred Stock, which shares are presently convertible into 540,000 shares of Common Stock (subject to anti-dilution adjustment in the event of subsequent issuances of stock by RFP Express at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The shares of Series C Preferred Stock were acquired with working capital of NextGen for $54,000. NextGen was also granted additional Series C


                                  6 of 10 Pages

CUSIP NO. 74956R109

Warrants to purchase 54,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on August 8, 2006.

     On June 15, 2001, NextGen SBS purchased 200,000 shares of Series C Preferred Stock, which shares are presently convertible into 2,000,000 shares of Common Stock (subject to anti- dilution adjustment in the event of subsequent issuances of stock by RFP Express at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The shares of Series C Preferred Stock were acquired with working capital of NextGen SBS for $200,000. NextGen SBS was also granted Series C Warrants to purchase 200,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on June 15, 2006. On August 8, 2001, NextGen SBS purchased an additional 36,000 shares of Series C Preferred Stock, which shares are presently convertible into 360,000 shares of Common Stock (subject to anti-dilution adjustment in the event of subsequent issuances of stock by RFP Express at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The shares of Series C Preferred Stock were acquired with working capital of NextGen SBS for $36,000. NextGen SBS was also granted additional Series C Warrants to purchase 36,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on August 8, 2006.

     Mr. Wynne acquired 500,000 shares of Common Stock through the vesting on July 31, 2001 of 500,000 shares of restricted stock (the "Award Shares") awarded pursuant to the Restricted Stock Award Agreement between RFP Express and Mr. Wynne, dated December 20, 2000, as amended on May 24, 2001, which provides for the vesting and issuance of the Award Shares on the date that Mr. Wynne ceases to be Chairman of the Board of Directors of RFP Express. Mr. Wynne resigned from the Board effective July 31, 2001 to accept a cabinet position in the Bush administration.

Item 4.  Purpose of Transaction.
         ----------------------

     Item 4 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     The purpose of the acquisitions of Series C Preferred Stock by NextGen and NextGen SBS was for investment and to provide financing for RFP Express. NextGen and NextGen SBS reserve the right to acquire, or cause to be acquired, additional securities of RFP Express, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding RFP Express or any of its securities, to the extent deemed advisable in light of general investment and trading policies of NextGen and NextGen SBS, market conditions or other factors. Other than set forth in this Item 4, neither NextGen nor NextGen SBS currently has any plans or proposals concerning corporate affairs or transactions of RFP Express of the type listed in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Items 5(a ) and 5(c) of Schedule 13D, as amended, are hereby amended and supplemented as follows:


                                  7 of 10 Pages

     (a) NextGen is the sole direct beneficial owner of warrants to purchase 900,000 shares of Common Stock and Series C Preferred Stock and Series C Warrants convertible into 22,292,770 shares of Common Stock, or 61.0% of RFP Express' outstanding Common Stock. NextGen SBS is the sole direct beneficial owner of warrants to purchase 600,000 shares of Common Stock and Series C Preferred Stock and Series C Warrants convertible into 14,861,840 shares of Common Stock, or 51.1% of RFP Express' outstanding Common Stock. Mr. Putney is the sole beneficial owner of Series C Preferred Stock and Series C Warrants convertible into 400,000 shares of Common Stock and the indirect beneficial owner of the 38,654,610 shares held by NextGen and NextGen SBS, or 72.5% of RFP Express' outstanding Common Stock. Mr. Putney disclaims beneficial ownership of the 38,654,610 shares held by NextGen and NextGen SBS. Mr. Wynne is the sole beneficial owner of 500,000 shares of Common Stock and Series C Preferred Stock and Series C Warrants convertible into 1,800,000 shares of Common Stock, or 13.8% of RFP Express' outstanding Common Stock.

     The percentage of Common Stock reported to be beneficially owned by NextGen, NextGen SBS, Mr. Putney and Mr. Wynne is based on 14,825,543 shares of RFP Express' Common Stock outstanding as of August 9, 2001, and is calculated in accordance with the Securities Exchange Act Rule 13d-3, which states that securities held by a person which are not outstanding but are subject to warrants or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of a class owned by such person.

     (c) Except as described herein, none of the reporting persons has effected any transaction in Common Stock during the past 60 days.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Exhibit 7.1    Joint Filing Agreement




                                  8 of 10 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 7, 2001         NEXTGEN FUND II, L.L.C.
                                 By:      NextGen Capital, L.L.C.
                                          Managing Member

                                 By:   /s/ Zimri C. Putney
                                    ----------------------------------------
                                       Zimri C. Putney, Managing Director


                                 NEXTGEN SBS FUND II, L.L.C.
                                 By:      NextGen Capital, L.L.C.
                                          Managing Member

                                 By:   /s/ Zimri C. Putney
                                    ----------------------------------------
                                       Zimri C. Putney, Managing Director


                                  /s/ Zimri C. Putney
                                 -------------------------------------------
                                 Zimri C. Putney, Individually


                                  /s/ Michael W. Wynne
                                 -------------------------------------------
                                 Michael W. Wynne, Individually




                                  9 of 10 Pages

                                  Exhibit Index
                                  -------------


         Exhibit 7.1       Joint Filing Agreement








                                 10 of 10 Pages